ARTICLES OF AMENDMENT
(BY SHAREHOLDERS)

1.The name of the corporation is: DanaPC.com

2.Article FIRST, FOURTH is amended as follows:

Article FIRST to read in its entirety: The name of the corporation shall be Dana Resources.

Article FOUTH, Append to the end thereof: Effective on February 15, 2008, the Common Stock of the Corporation shall be forward split, such that each holder of one share of the outstanding shares of Common Stock shall be entitled to receive sixty-nice additional shares of Common Stock.

3. The Amendment was adopted on January 28, 2008, by the shareholders.

4. The designation, number of outstanding shares, number of votes entitled to be cast by each voting group entitled to vote separately on the amendment: 16,000,000

5.Either the total number of votes cast for and against the amendment by each voting group entitled to vote separately on the amendment OR the total number if undisputed votes cast for the amendment by each voting group: 10,000,000 FOR 0 against

6.The Number of votes cast for the amendment by each voting group was sufficient for approval by the voting group.

7. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself.

Date: January 29, 2008

Signed: /s/ Jehu Hand
Title: Secretary